

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 23, 2009

<u>Via U.S. Mail and facsimile to (212) 553-3740</u>

Mr. Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer
Moody's Corporation
7 World Trade Centre at 250 Greenwich Street
New York, New York 10007

> **Re: Moody's Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-14037**

Dear Mr. McDaniel:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director